FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF NOVEMBER 2015

VIDEOTRON LTD./VIDÉOTRON LTÉE

(Name of Registrant)

612 St-Jacques, Montreal, Canada, H3C 4M8

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F  ☒                    Form 40-F  ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes  ☐                 No  ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-                    .]

Quarterly Report for the Period Ending

September 30, 2015

VIDEOTRON LTD.

Filed in this Form 6-K

Documents index

1-	Quarterly report for the period ended September 30, 2015 of Videotron Ltd.

QUARTERLY REPORT

2015 FISCAL YEAR

    VIDEOTRON LTD.

      CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Nine-month Period

January 1, 2015 – September 30, 2015

November 9, 2015

VIDEOTRON LTD.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three-month and nine-month periods ended September 30, 2015 and 2014

(unaudited)

MANAGEMENT DISCUSSION AND ANALYSIS

CORPORATE PROFILE

We, Videotron Ltd. (“Videotron” or the “Corporation”), are a wholly owned subsidiary of Quebecor Media Inc. (“Quebecor Media”), incorporated under the Business Corporations Act (Québec). We are the largest cable operator in the Province of Québec and the third-largest in Canada, based on the number of cable customers, as well as being a major cable Internet service and telephony services provider in the Province of Québec. Our cable network covers approximately 78% of the Province of Québec’s approximately 3.6 million residential and commercial premises. The deployment of our LTE network and our enhanced offering of mobile communication services for residential and business customers allow us to consolidate our position as a provider of integrated telecommunication services.

Videotron Business Solutions is a premier full-service telecommunications provider serving small-medium and large-sized businesses, as well as telecommunications carriers. Products and services for small and medium-sized businesses are supported by extensive coaxial, fiberoptic and LTE wireless networks and data centers.

Videotron’s primary sources of revenue include: subscriptions for cable television, cable Internet access, cable and mobile telephony and over-the-top video services.

The following Management Discussion and Analysis covers the Corporation’s main activities in the third quarter of 2015 and the major changes from the previous financial year.

All amounts are stated in Canadian dollars unless otherwise indicated. This Management Discussion should be read in conjunction with the information in the Corporation’s Annual Report for the financial year ended December 31, 2014 (Form 20-F), which is available on the website of the U.S. Securities and Exchange Commission at <www.sec.gov>. Due to rounding, minor differences may exist between amounts shown in this MD&A and the condensed consolidated financial statements.

HIGHLIGHTS SINCE JUNE 30, 2015

•	During the third quarter of 2015, revenues grew 6.1% year-over-year, adjusted operating income grew 3.4% and ARPU grew 8.7%.

•

As of September 30, 2015, 742,500 lines were activated on our mobile telephony service, an increase of 39,600 (5.6%) in the quarter and a year-over-year increase of 25.8%. Furthermore, wireless ARPU grew $4.94 (11.2%) year-over-year.

•

On October 27, 2015, Videotron announced a $35.0 million expansion of the 4Degrees Colocation Inc. (“4Degrees Colocation”) data hosting centre in Québec City, acquired in March 2015. The project will add two new server rooms to the facility. On September 16, 2015, Videotron announced the construction of a 4,000-square-metre data centre in Montréal to provide business customers with the colocation solutions they need for hosting and processing the growing quantities of data. The $40.0 million investment will be spread over several years.

•

On October 15, 2015, the Supreme Court of Canada rejected Bell ExpressVu Limited Partnership’s (“Bell ExpressVu”) application for leave to appeal the Québec Court of Appeal judgment rendered on March 6, 2015 relating to Bell ExpressVu’s negligence in failing to implement an appropriate security system to prevent piracy of the signals broadcast by its satellite television service between 1999 and 2005, thereby harming its competitors and broadcasters. Accordingly, on October 19, 2015, Bell ExpressVu paid to the Corporation an amount of $138.4 million, including interests.

•

On September 15, 2015, the Corporation announced the closing of its issuance and sale of $375.0 million aggregate principal amount of 5.75% Senior Notes, due in January 2026, for net proceeds of $370.1 million, net of financing fees of $4.9 million. The Corporation used the proceeds to partially repay the amounts outstanding under its revolving credit facilities and to pay transaction fees and expenses.

•	On August 27, 2015, we launched the Unlimited Music service, which allows mobile customers to stream music through the most popular online platforms without using data from their mobile plan.

•

On August 11, 2015, we introduced the brand-new illico 4K set-top box. Packed with innovative features, it is 12 times more powerful than an illico TV new generation set-top box, providing 4 times faster navigation speed and storing up to 115 hours of ultra-high definition (“UHD”) content.

MANAGEMENT DISCUSSION AND ANALYSIS

NON-IFRS FINANCIAL MEASURES

The non-IFRS financial measures used by the Corporation to assess its financial performance, such as average monthly revenue per user (“ARPU”) and adjusted operating income are not calculated in accordance with, or recognized by IFRS. The Corporation’s method of calculating these non-IFRS financial measures may differ from methods used by other companies and, as a result, the non-IFRS financial measures presented in this document may not be comparable to other similarly titled measures disclosed by other companies.

AVERAGE MONTHLY REVENUE PER USER

ARPU is an industry metric that the Corporation uses to measure its monthly cable television, Internet access, over-the-top video and cable and mobile telephony revenues per average basic cable customer. ARPU is not a measurement that is calculated in accordance with IFRS and the Corporation’s definition and calculation of ARPU may not be the same as identically titled measurements reported by other companies. The Corporation calculates ARPU by dividing its combined cable television, Internet access, over-the-top video and cable and mobile telephony revenues by the average number of basic cable customers during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.

ADJUSTED OPERATING INCOME

The Corporation defines adjusted operating income, as reconciled to net income under IFRS, as net income before depreciation and amortization, financial expenses, gain or loss on valuation and translation of financial instruments, gain or loss on debt refinancing, gain on litigation, restructuring of operations and other special items and income taxes. Adjusted operating income as defined above is not a measure of results that is consistent with IFRS. It is not intended to be regarded as an alternative to other financial operating performance measures or to the consolidated statement of cash flows as a measure of liquidity and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Our management and Board of Directors use this measure in evaluating our consolidated results. As such, this measure eliminates the effect of significant levels of non-cash charges related to the depreciation of tangible assets and amortization of certain intangible assets and is unaffected by the capital structure or investment activities of the Corporation. Adjusted operating income is also relevant because it is a significant component of our annual incentive compensation programs. A limitation of this measure, however, is that it does not reflect the periodic costs of tangible and intangible assets used in generating revenues. Our definition of adjusted operating income may not be the same as similarly titled measures reported by other companies.

MANAGEMENT DISCUSSION AND ANALYSIS

Table 1 below presents a reconciliation of adjusted operating income to net income as disclosed in our consolidated financial statements.

Table 1

Reconciliation of the adjusted operating income measure used in this report to the net income measure used in the condensed consolidated financial statements

(in millions of dollars)

	Three months ended September 30		Nine months ended September 30
	2015	2014	2015	2014
Adjusted operating income	$350.2	$338.8	$1,034.3	$1,004.5
Depreciation and amortization	(150.5)	(149.9)	(467.0)	(443.2)
Financial expenses	(38.9)	(41.2)	(124.4)	(125.8)
Gain on valuation and translation of financial instruments	2.3	2.0	3.3	1.6
Loss on debt refinancing	–	–	(12.2)	(21.4)
Gain on litigation, restructuring of operations and other special items	136.9	(0.5)	133.3	(1.0)
Income tax expense	(67.0)	(24.6)	(98.0)	(64.1)
Net income	$233.0	$124.6	$469.3	$350.6

Analysis of Consolidated Results of Videotron

2015/2014 Third Quarter Comparison

Customer statistics

Revenue-generating units – As of September 30, 2015, the total number of revenue-generating units (“RGUs”) stood at 5,605,900, an increase of 85,800 (1.6%) in the third quarter of 2015, compared with an increase of 125,300 (2.4%) in the same period last year. RGUs increased by 185,700 (3.4%) over the last twelve months.

Mobile telephony services – As of September 30, 2015, 742,500 lines were activated on our mobile telephony network, an increase of 39,600 (5.6%) in the quarter, compared with an increase of 38,100 (6.9%) in the same quarter of 2014. Mobile telephony lines increased by 152,100 (25.8%) over the last twelve months.

Cable Internet access services – The number of subscribers to cable Internet access services stood at 1,559,500 as at the end of the third quarter of 2015, an increase of 20,400 (1.3%) in the quarter, compared with an increase of 23,400 (1.5%) in the same quarter of 2014. Cable Internet access customers increased by 25,700 (1.7%) over the last twelve months. As of September 30, 2015, the household penetration rate (number of subscribers as a proportion of the 2,799,800 total homes passed) for our cable Internet access services was 55.7%, compared with 55.4% as of September 30, 2014.

Cable television services – Our combined customer base for cable television services decreased by 1,700 (0.1%) in the third quarter of 2015, compared with an increase of 2,300 (0.1%) in the third quarter of 2014 and a year-over-year decrease of 50,400 (2.8%). As of September 30, 2015, our cable network household penetration rate was 62.4%, compared with 64.9% a year earlier.

•

The number of subscribers to illico Digital TV stood at 1,564,600 as at the end of the third quarter of 2015, an increase of 11,800 (0.8%) during the quarter, compared to a growth of 19,200 (1.3%) in the third quarter of 2014. Illico Digital TV subscribers increased by 19,700 (1.3%) over the last twelve months. As of September 30, 2015, 89.6% of our cable television customers were subscribers to our illico Digital TV services, compared with 86.0% as of September 30, 2014. Our illico Digital TV household penetration rate was 55.9% as of September 30, 2015, compared with 55.8% as of September 30, 2014.

•

The customer base for analog cable television services decreased by 13,500 (6.9%) in the third quarter of 2015, compared with a decrease of 16,900 customers (6.3%) in the third quarter of 2014. Analog cable television subscribers decreased by 70,100 (27.9%) over the last twelve months, primarily as a result of customer migration to illico Digital TV.

MANAGEMENT DISCUSSION AND ANALYSIS

Cable telephony services – The number of cable telephony lines stood at 1,329,500 as at the end of the third quarter of 2015, a decrease of 8,200 (0.6%) in the quarter, compared with an increase of 12,000 (0.9%) in the same quarter of 2014. Cable telephony lines decreased by 26,500 (2.0%) over the last twelve months. As of September 30, 2015, our cable telephony service household penetration rate was 47.5%, compared with 49.0% as of September 30, 2014.

Over-the-top video services – The number of subscribers to over-the-top video (“OTT”) services stood at 228,500 as at the end of the third quarter of 2015, an increase of 35,700 (18.5%) in the quarter, compared with an increase of 49,500 (52.5%) during the third quarter of 2014. OTT customers increased by 84,800 (59.0%) over the last twelve months.

Table 2

End-of-quarter customer numbers

(in thousands of customers)

	Sept. 15	June 15	Mar. 15	Dec 14[1]	Sept. 14[1]	June 14[1]	Mar. 14[1]	Dec. 13[1]
Mobile telephony[2]	742.5	702.9	662.1	632.8	590.4	552.3	522.5	504.3
Cable Internet	1,559.5	1,539.1	1,543.1	1,537.5	1,533.8	1,510.4	1,510.2	1,506.0
Cable television:
Analog	181.3	194.8	215.1	228.6	251.4	268.3	282.5	297.7
Digital	1,564.6	1,552.8	1,555.5	1,553.6	1,544.9	1,525.7	1,528.7	1,527.4
	1,745.9	1,747.6	1,770.6	1,782.2	1,796.3	1,794.0	1,811.2	1,825.1
Cable telephony[2]	1,329.5	1,337.7	1,344.6	1,349.0	1,356.0	1,344.0	1,346.1	1,348.5
Over-the-top video	228.5	192.8	186.8	177.7	143.7	94.2	69.8	58.2

Revenue-generating units (RGUs)	5,605.9	5,520.1	5,507.2	5,479.2	5,420.2	5,294.9	5,259.8	5,242.1
[1]	Customer statistics have been restated to reflect certain adjustments to product definitions.
[2]	In thousands of lines.

Revenues: $752.1 million, an increase of $43.4 million (6.1%) compared with the third quarter of 2014.

Revenues from mobile telephony services increased by $30.8 million (40.7%) to $106.5 million, essentially due to customer growth and higher revenues per line.

Revenues from Internet access services increased by $15.3 million (7.1%) to $231.4 million. The improvement was mainly due to subscriber plans mix, higher revenues from Internet access resellers, increased usage and subscriber growth.

Combined revenues from cable television services decreased by $4.6 million (1.7%) to $260.2 million. This decrease was primarily due to the net customer base erosion, however partially offset by higher revenues per customer.

Revenues from cable telephony services decreased by $5.1 million (4.3%) to $113.4 million, mainly due to lower revenues per line, the net customer base erosion and lower long distance call revenues, partially offset by higher revenues from business customers.

Revenues from over-the-top video services increased by $2.5 million (73.5%) to $5.9 million, essentially due to customer growth.

Revenues from business solutions increased by $1.6 million (9.9%) to $17.8 million, mainly due to new revenues generated through the acquisition and integration of 4Degrees Colocation.

Revenues from customer equipment sales increased by $3.1 million (27.4%) to $14.4 million, mainly due to higher sales of mobile devices.

Other revenues were stable at $2.6 million.

Monthly combined ARPU: $136.94 in the third quarter of 2015, compared with $126.02 in the same quarter of 2014, an increase of $10.92 (8.7%). This growth is mainly explained by an increase in revenues from mobile telephony and Internet access services, as detailed above.

Adjusted operating income: $350.2 million in the third quarter of 2015, an increase of $11.4 million (3.4%) compared to the same quarter of 2014.

MANAGEMENT DISCUSSION AND ANALYSIS

•	This increase was primarily due to:

•	revenues increase, as detailed above.

Partially offset by:

•	increase in operating expenses such as engineering cost and professional fees;

•	unfavourable variance of $8.3 million related to non-recurring items;

•	increase in losses on the sale of mobile devices; and

•	increase in programming fees.

Employee costs, expressed as a percentage of revenues: 11.0% in 2015, compared with 11.5% in 2014.

•	Employee costs as a proportion of revenues slightly decreased primarily due to:

•	increase in employee cost capitalized to fixed assets and intangible assets, mostly related to the implementation of information technology projects.

Purchase of goods and services, expressed as a percentage of revenues: 42.4% in 2015, compared with 40.6% in 2014.

•	Purchase of goods and services expenses as a proportion of revenues increased, primarily due to:

•	increase in operating expenses, as detailed above.

Depreciation and amortization charge: $150.5 million, an increase of $0.6 million (0.4%) compared with the same quarter of 2014.

•	The increase was mainly due to:

•	increase in assets related to our wireless LTE network launched in September 2014; and

•	increase in illico Digital TV set-top boxes related to our rental program.

Largely offset by:

•	a change in the assessment of the useful life of our spectrum licences, resulting in the cessation of the amortization of those assets during the second quarter of 2015.

Financial expenses (primarily comprised of interest on long-term debt): $38.9 million in the third quarter of 2015, a decrease of $2.3 million (5.6%) compared with the same quarter of 2014.

•	The decrease was mainly due to:

•	$6.3 million decrease in interest on long-term debt, mainly due to a lower average interest rate on our indebtedness and lower indebtedness.

Partially offset by:

•	$1.9 million increase in loss on foreign currency translation of short-term monetary items, due to a weaker Canadian currency;

•	$0.8 million decrease in net dividend income from the parent corporation, due to changes in tax consolidation arrangements; and

•	$0.4 million increase in the interest cost on defined benefit plans.

Gain or loss on valuation and translation of financial instruments: Gain of $2.3 million, compared with a gain of $2.0 million in the same period of 2014.

Gain on litigation, restructuring of operations and other special items: $136.9 million gain recorded in the third quarter of 2015, compared with a $0.5 million charge in the same quarter of 2014, a favourable variance of $137.4 million. This variation mainly reflects the gain on litigation of $138.4 million recorded in the third quarter of 2015, slightly offset by an increase in charges related to the gradual decommissioning of our analog cable television network infrastructure.

MANAGEMENT DISCUSSION AND ANALYSIS

Income tax expense: $67.0 million (effective tax rate of 22.3%) in the third quarter of 2015, compared with $24.6 million (effective tax rate of 16.5%) in the same quarter of 2014.

•	The increase of $42.4 million was mainly due to:

•	$40.6 million related to an increase in taxable income;

•	$1.4 million increase due to tax consolidation arrangements with our parent corporation; and

•	$0.4 million related to other items.

Net income attributable to shareholder: $232.9 million, an increase of $108.3 million (86.9%).

•	The increase was mainly due to:

•	$137.4 million favourable variance in gain on litigation, restructuring of operations and other special items;

•	$11.4 million increase in adjusted operating income;

•	$2.3 million decrease in financial expenses; and

•	$0.3 million favourable variance in gain or loss on valuation and translation of financial instruments.

Partially offset by:

•	$42.4 million increase in income taxes; and

•	$0.6 million increase in depreciation and amortization charges.

MANAGEMENT DISCUSSION AND ANALYSIS

2015/2014 Year-to-date Comparison

Revenues: $2,223.2 million, an increase of $126.6 million (6.0%) compared with the same period of 2014.

Revenues from mobile telephony services increased by $87.9 million (43.0%) to $292.1 million, essentially due to customer growth and higher revenues per customer.

Revenues from Internet access services increased by $42.6 million (6.7%) to $681.2 million. The improvement was mainly due to subscriber plans mix, higher revenues from Internet access resellers, increased usage and subscriber growth.

Combined revenues from cable television services decreased by $16.4 million (2.0%) to $790.3 million. This decrease was primarily due to the net customer base erosion, however partially offset by higher revenues per customer.

Revenues from cable telephony services decreased by $8.1 million (2.3%) to $346.5 million. This decrease was primarily due to lower long distance call revenues, the net customer base erosion and lower revenues per residential line, partially offset by higher revenues from business customers.

Revenues from over-the-top video services increased by $9.2 million (124.3%) to $16.6 million, essentially due to customer growth.

Revenues from business solutions increased by $2.1 million (4.3%) to $51.0 million, mainly due to the new revenues generated through the acquisition and integration of 4Degrees Colocation.

Revenues from customer equipment sales increased by $8.0 million (27.5%) to $37.1 million, mainly due to higher sales of mobile devices.

Other revenues increased by $1.2 million (16.9%) to $8.3 million.

Monthly combined ARPU: $134.19 for the first nine months of 2015, compared with $123.77 in the same period of 2014, an increase of $10.42 (8.4%).This growth is mainly explained by an increase in revenues from mobile telephony and Internet access services, as detailed above.

Adjusted operating income: $1,034.3 million for the first nine months of 2015, an increase of $29.8 million (3.0%) compared to the same period of 2014.

•	This increase was primarily due to:

•	revenue increase, as detailed above.

Partially offset by:

•	increase in operating expenses such as engineering costs, call centre costs, professional fees and marketing costs;

•	increase in losses on the sale of mobile devices;

•	increase in programming fees; and

•	unfavourable variance of $9.2 million related to non-recurring items.

Employee costs, expressed as a percentage of revenues: 11.9% in 2015, compared with 12.1% in 2014.

Purchase of goods and services, expressed as a percentage of revenues: 41.6% for the first nine months of 2015, compared with 40.0% in the same period of 2014.

•	Purchase of goods and services as a proportion of revenues increased, primarily due to:

•	increase in operating expenses, as detailed above.

Depreciation and amortization charge: $467.0 million in the first nine months of 2015, an increase of $23.8 million (5.4%) compared with the same period of 2014.

•	The increase was mainly due to:

•	increase in assets related to our wireless LTE network launched in September 2014; and

•	increase in illico Digital TV set-top boxes related to our rental program.

Partially offset by:

•	a change in the assessment of the useful life of our spectrum licences, resulting in the cessation of the amortization of those assets during the second quarter of 2015.

MANAGEMENT DISCUSSION AND ANALYSIS

Financial expenses (primarily comprised of interest on long-term debt): $124.4 million in the first nine months of 2015, a decrease of $1.4 million (1.1%) compared with the same period of 2014.

•	The decrease was mainly due to:

•	$10.5 million decrease in interest on long-term debt, mainly due to a lower average interest rate on our indebtedness.

Partially offset by:

•	$4.3 million increase in loss on foreign currency translation of short-term monetary items, due to a weaker Canadian currency;

•	$2.4 million decrease in net dividend income from the parent corporation, due to changes in tax consolidation arrangements; and

•	$1.4 million increase in the interest cost on defined benefit plans.

Gain or loss on valuation and translation of financial instruments: $3.3 million gain in the first nine months of 2015, compared with a $1.6 million gain in the same period of 2014, a favourable variance of $1.7 million.

Gain on litigation, restructuring of operations and other special items: $133.3 million gain recorded in the first nine months of 2015, compared with a $1.0 million charge in the same period of 2014, a favourable variance of $134.3 million. This variation mainly reflects the gain on litigation of $138.4 million recorded in the third quarter of 2015, slightly offset by an increase in charges related to the gradual decommissioning of our analog cable television network infrastructure.

Income tax expense: $98.0 million (effective tax rate of 17.3%) in the first nine months of 2015, compared with $64.1 million (effective tax rate of 15.5%) in the same period of 2014.

•	The increase of $33.9 million was mainly due to:

•	$41.1 million related to an increase in taxable income;

•	$7.0 million increase due to tax consolidation arrangements with our parent corporation; and

•	$1.9 million related to non-taxable or non-deductible items, and other items.

Partially offset by:

•	$16.1 million in light of developments in tax audits, jurisprudence and tax legislation.

Net income attributable to shareholder: $469.3 million, an increase of $118.7 million (33.9%).

•	The increase was mainly due to:

•	$134.3 million favourable variance in gain on litigation, restructuring of operations and other special items;

•	$29.8 million increase in adjusted operating income;

•	$9.2 million favourable variance in gain or loss on debt refinancing;

•	$1.7 million favourable variance in gain or loss on valuation and translation of financial instruments; and

•	$1.4 million decrease in financial expenses.

Partially offset by:

•	$33.9 million increase in income taxes; and

•	$23.8 million increase in depreciation and amortization charge.

MANAGEMENT DISCUSSION AND ANALYSIS

CASH FLOWS AND FINANCIAL POSITION

This section provides an analysis of sources and uses of cash flows, as well as a financial position analysis as of the balance sheet date.

Operating Activities

Third quarter 2015

Cash flows provided by operating activities: $298.6 million in the third quarter of 2015, compared with $338.2 million in the same quarter of 2014, a decrease of $39.6 million (11.7%).

•	The decrease was mainly due to:

•

$208.2 million unfavourable variance in non-cash balances related to operations, mainly due to the gain on litigation of $138.4 million recorded in accounts receivable in the third quarter of 2015, an unfavourable net variation in income taxes payable and in accounts payable and accrued charges, and an increase in inventories.

Partially offset by:

•	$137.4 million increase in gain on litigation, restructuring of operations and other special items, as discussed above;

•	$17.6 million decrease in current income tax expenses; and

•	$11.4 million increase in adjusted operating income.

Year to date

Cash flows provided by operating activities: $721.3 million in the first nine months of 2015, compared with $800.2 million in the same period of 2014, a decrease of $78.9 million (9.9%).

•	The decrease was mainly due to:

•

$279.9 million unfavourable variance in non-cash balances related to operations, mainly due to the gain on litigation of $138.4 million recorded in accounts receivable in the third quarter of 2015, an increase in inventories and an unfavourable net variation in income taxes payable.

Partially offset by:

•	$134.3 million increase in gain on litigation, restructuring of operations and other special items, as discussed above;

•	$34.7 million decrease in current income tax expenses in light of developments in tax audits, jurisprudence and tax legislation; and

•	$29.8 million increase in adjusted operating income.

Working capital: Negative $177.1 million as of September 30, 2015, compared with negative $332.0 million as of December 31, 2014. The difference mainly reflects the gain on litigation of $138.4 million recorded in accounts receivable in the third quarter of 2015, the net cash inflow from share capital issuance, the decrease in income taxes payable as explained above, and the cash inflows from debt issuance and revolving credit facility drawings; partially offset by the payment of $218.8 million for 2500 MHz and AWS-3 spectrum licences acquired during the first nine months of 2015, cash outflows from debt redemption transactions and distributions paid to the parent corporation.

MANAGEMENT DISCUSSION AND ANALYSIS

Investing Activities

Third quarter 2015

Additions to fixed assets: $177.8 million in the third quarter of 2015, compared with $163.2 million in the same quarter of 2014. The increase is mainly explained by our illico Digital set-top boxes rental program and investments on our LTE wireless network, including the deployment of equipment in the 700 MHz spectrum band.

Additions to intangible assets: $22.6 million in the third quarter of 2015, compared with $15.9 million in the same quarter of 2014.

Year to date

Additions to fixed assets: $480.9 million in the first nine months of 2015, compared with $462.2 million in the same period of 2014. The increase is mainly explained by our illico Digital set-top boxes rental program and investments on our LTE wireless network.

Additions to intangible assets: $281.1 million in the first nine months of 2015, compared with $271.0 million in the same period of 2014. During the first nine months of 2015, the Corporation disbursed $218.8 million for the acquisition of spectrum licences, compared to $217.4 million in the same period last year.

Business acquisition: In March 2015, the Corporation acquired 4 Degrees Colocation and its data center for a total consideration of $35.2 million, net of cash acquired and working capital adjustments. This acquisition will enable the Corporation to meet its business customers’ growing technological and hosting needs.

Net proceeds from business disposal: In the first nine months of 2015, $7.8 million net proceeds from the sale to our parent corporation of the specialized web site reseaucontact.com that occurred in November 2013.

Financing Activities

Consolidated debt (long-term debt plus bank indebtedness): $437.8 million increase during the first nine months of 2015.

•	Summary of debt increases during the first nine months of 2015:

•

issuance, on September 15, 2015, of $375.0 million aggregate principal amount of Senior Notes for net proceeds of $370.1 million, net of financing fees of $4.9 million. The Notes bear interest at 5.75% per annum and mature on January 15, 2026;

•	$369.7 million drawings on our revolving credit facilities;

•

$268.5 million unfavourable impact of exchange rate fluctuations. This increase in long-term debt is offset by a decrease in the liability (or an increase in the asset) related to cross-currency interest rate swaps, recorded under “Derivative financial instruments”; and

•	$38.1 million net change in bank indebtedness.

•	Summary of debt reductions during the same period:

•	redemption and retirement, on April 10, 2015, of all of our outstanding 6.375% Senior Notes due in December 2015, for a total aggregate notional amount of US$175.0 million;

•	redemption and retirement, on July 16, 2015, of all of our outstanding 9.125% Senior Notes due in April 2018, for a total aggregate notional amount of US$75.0 million;

•	redemption and retirement, on July 16, 2015, of all of our outstanding 7.125% Senior Notes due in January 2020, for a total aggregate notional amount of $300.0 million; and

•	repayment of $5.4 million of borrowings under a bank credit facility.

Assets and liabilities related to derivative financial instruments: Net asset of $381.3 million as of September 30, 2015, compared with a net asset of $111.2 million as of December 31, 2014, a $270.1 million favourable variance.

•	The variance was mainly due to:

•	favourable net impact of exchange rate and interest rate fluctuations on the value of derivative financial instruments.

MANAGEMENT DISCUSSION AND ANALYSIS

Partially offset by:

•	settlement, on April 10, 2015, of hedging contracts in an asset position related to the redemption of our 6.375% Senior Notes; and

•	settlement, on July 16, 2015, of hedging contracts in an asset position related to the redemption of our 9.125% Senior Notes.

Dividends: Net increase of $170.0 million in common dividends to our parent corporation in the first nine months of 2015, compared with the same period of 2014.

Financial Position as of September 30, 2015

Net available liquid assets: $556.9 million for the Corporation and its wholly owned subsidiaries, consisting of $38.1 million in bank indebtedness and $595.0 million in unused availabilities under credit facilities.

Consolidated debt (long-term debt plus bank indebtedness): $3,362.3 million as of September 30, 2015, an increase of $437.8 million compared to December 31, 2014; $270.1 million favourable net variance in assets and liabilities related to derivative financial instruments (see “Financing Activities” above).

As of September 30, 2015, mandatory debt repayments on the Corporation’s long-term debt in the coming years are as follows:

Table 3

Mandatory debt repayments on Videotron’s long-term debt

Twelve-month period ending September 30

(in millions of dollars)

2016	$10.7
2017	10.7
2018	10.7
2019	–
2020	369.7
2021 and thereafter	2,943.3
Total	$3,345.1

The weighted average term of Videotron’s consolidated debt was approximately 7.6 years as of September 30, 2015 (7.3 years as of December 31, 2014), and the debt consisted of approximately 80.4% fixed-rate debt (85.0% as of December 31, 2014) and 19.6% floating-rate debt (15.0% as of December 31, 2014).

MANAGEMENT DISCUSSION AND ANALYSIS

Videotron’s management believes that cash flows from continuing operations and available sources of financing should be sufficient to cover committed cash requirements for capital investments, including investments required for our wireline and wireless networks, working capital, interest payments, debt repayments, pension plan contributions, and dividends in the future. Videotron has access to cash flows generated by its subsidiaries through dividends and cash advances paid by its wholly owned subsidiaries. Videotron believes it will be able to meet future debt maturities, which are fairly staggered over the coming years.

Pursuant to its financing agreements, the Corporation is required to maintain certain financial ratios. The key indicators listed in these financing agreements include debt service coverage ratio and debt ratio (long-term debt over adjusted operating income). As of September 30, 2015, the Corporation was in compliance with all required financial ratios.

Distributions to our shareholder: We paid $580.0 million in common dividends to our shareholder, Quebecor Media, in the first nine months of 2015, compared with total common dividends of $410.0 million in the same period of 2014. During the third quarter of 2015, we also reduced our paid-up capital and distributed $41.0 million to Quebecor Media.

AWS-3 and 2500 MHz wireless spectrum auction

On March 6, 2015, the Corporation announced that it had acquired four 30 MHz licences in the auction for AWS-3 commercial mobile spectrum licences, covering the province of Quebec and the Ottawa region, at a total price of $31.8 million. These licences were issued to the Corporation by Industry Canada on April 21, 2015.

On May 12, 2015, the Corporation announced that it had acquired eighteen 20 MHz licences in the auction for 2500 MHz commercial mobile spectrum licences, covering the province of Quebec, the Ottawa region and the cities of Toronto, Vancouver, Calgary and Edmonton, at a total price of $187.0 million. These licences were issued to the Corporation by Industry Canada on June 24, 2015.

MANAGEMENT DISCUSSION AND ANALYSIS

Analysis of Consolidated Balance Sheets as of September 30, 2015

Table 4

Consolidated Balance Sheets of Videotron

Analysis of significant variances between September 30, 2015 and December 31, 2014

(in millions of dollars)

	September 30, 2015	December 31, 2014	Variance	Variance detail
Assets

Net cash and cash equivalents[1]	$(35.0)	$342.8	$(377.8)	Cash outflows related to investing and financing activities, less inflows provided by operating activities

Accounts receivable	409.5	259.0	150.5	Gain on litigation recorded in the third quarter of 2015

Amounts receivable from affiliated corporations	68.6	18.3	50.3	Increase in dividends receivable under tax consolidation arrangements

Inventories	128.8	79.1	49.7	Increase in set-top boxes and mobile devices

Investments	2,090.0	1,080.0	1,010.0	Acquisition of preferred shares of an affiliated corporation for tax consolidation arrangements

Fixed assets	3,041.8	3,000.8	41.0	Investments on our LTE wireless mobile networks and customer premises equipment related to our rental program

Intangible assets	1,049.0	830.6	218.4	Acquisition of AWS-3 and 2500 MHz spectrum licences

Goodwill	448.9	429.3	19.6	Acquisition of 4Degrees Colocation

Derivative financial instruments[2]	381.3	111.2	270.1	See “Financing Activities” above

Liabilities

Accounts payable and accrued charges	343.4	412.9	(69.5)	Impact of current variances in activity

Amounts payable to affiliated corporations	112.5	49.4	63.1	Increase in interest payable under tax consolidation arrangements

Income taxes (receivable) payable	(3.1)	69.8	(72.9)	Impact of income tax payments and expenses

Long-term debt, including short-term portion	3,324.2	2,924.5	399.7	See “Financing Activities” above

Subordinated loan from parent corporation	2,090.0	1,080.0	1,010.0	Increase in loan payable to the parent corporation for tax consolidation arrangements

Deferred income taxes	552.3	476.3	76.0	Increase in temporary differences mainly related to intangible assets and the benefit from a general partnership

Equity

Capital stock	132.4	3.4	129.0	Issuance of shares and reduction in paid-up capital

[1]	Cash and cash equivalents less bank indebtedness
[2]	Long-term assets less current and long-term liabilities

MANAGEMENT DISCUSSION AND ANALYSIS

ADDITIONAL INFORMATION

Contractual Obligations and Other Commercial Commitments

As of September 30, 2015, material contractual obligations included: capital repayment and interest payments on long-term debt, obligations related to derivative financial instruments, less estimated future receipts on derivative financial instruments, operating lease arrangements and capital asset purchases and other commitments.

Table 5 below shows a summary of our contractual obligations.

Table 5

Contractual obligations of the Corporation

Payments due by period as of September 30, 2015

(in millions of dollars)

	Total	Less than 1 year	1-3 years	3-5 years	5 years or more
Contractual obligations[1]
Accounts payable and accrued charges	$343.4	$343.4	$–	$–	$–
Amounts payable to affiliated corporations	112.5	112.5	–	–	–
Bank credit facility	32.1	10.7	21.4	–	–
Revolving credit facilities	369.7	–	–	369.7	–
6 7/8% Senior Notes due July 15, 2021	300.0	–	–	–	300.0
5% Senior Notes due July 15, 2022	1,067.6	–	–	–	1,067.6
5 3/8% Senior Notes due June 15, 2024	800.7	–	–	–	800.7
5 5/8% Senior Notes due June 15, 2025	400.0	–	–	–	400.0
5 3/4% Senior Notes due January 15, 2026	375.0	–	–	–	375.0
Interest payments[2]	1,340.7	146.1	366.8	345.5	482.3
Derivative financial instruments[3]	(349.1)	4.6	52.8	–	(406.5)
Operating lease commitments	181.6	37.6	56.6	38.5	48.9
Services and capital equipment commitments	425.3	114.3	113.1	52.4	145.5

Total contractual cash obligations	$5,399.5	$769.2	$610.7	$806.1	$3,213.5
[1]

Excludes obligations under subordinated loans due to Quebecor Media, our parent corporation, the proceeds of which are used to invest in preferred shares of an affiliated corporation for tax consolidation purposes for the Quebecor Media group.

[2]	Estimated interest payable on long-term debt, based on interest rates, hedging of interest rates and hedging of foreign exchange rates as of September 30, 2015.
[3]	Estimated future receipts, net of disbursements, related to foreign exchange hedging using derivative financial instruments.

Related Party Transactions

The following describes transactions in which the Corporation and its directors, executive officers and affiliates are involved. We believe that each of the transactions described below was on terms no less favourable to Videotron than could have been obtained from independent third parties.

Operating transactions

In the third quarter of 2015, the Corporation and its subsidiaries incurred various expenses, including rent charges, from the parent and affiliated corporations in the amount of $24.9 million ($20.6 million in the same quarter of 2014), which are included in purchase of goods and services. The Corporation and its subsidiaries generated revenues from the parent and affiliated corporations in the amount of $2.4 million ($1.7 million in the same quarter of 2014).

During the first nine months of 2015, the Corporation and its subsidiaries incurred various expenses, including rent charges, from the parent and affiliated corporations in the amount of $78.8 million ($61.8 million in the same period of 2014), which are included in purchase of goods and services. The Corporation and its subsidiaries generated revenues from the parent and affiliated corporations in the amount of $7.0 million ($5.8 million in the first nine months of 2014). These transactions were concluded and accounted for at the consideration agreed between parties.

MANAGEMENT DISCUSSION AND ANALYSIS

Management arrangements

Videotron has entered into management arrangements with its parent corporation. Under these management arrangements, the parent corporation provides management services on a cost-reimbursement basis.

In the third quarter of 2015, Videotron incurred management fees of $12.0 million ($9.4 million in the third quarter of 2014) with its parent corporation. During the first nine months of 2015, Videotron incurred management fees of $35.0 million ($32.1 million in the first nine months of 2014).

Financial Instruments

The Corporation uses a number of financial instruments, mainly cash and cash equivalents, accounts receivable, bank indebtedness, accounts payable and accrued charges, provisions, long-term debt, and derivative financial instruments.

In order to manage its foreign exchange and interest rate risks, the Corporation uses derivative financial instruments (i) to set in Canadian dollars future payments on debts denominated in U.S. dollars (interest and principal) and certain purchases of inventories and other capital expenditures denominated in a foreign currency, (ii) to achieve a targeted balance of fixed and floating rate debts and (iii) to lock-in the value of certain derivative financial instruments through offsetting transactions. The Corporation does not intend to settle its derivative financial instruments prior to their maturity as none of these instruments is held or issued for speculative purposes.

Certain cross-currency interest rate swaps entered into by the Corporation include an option that allows each party to unwind the transaction on a specific date at the then settlement amount.

The carrying value and fair value of long-term debt and derivative financial instruments as of September 30, 2015 and December 31, 2014 are as follows:

Table 6

Fair value of long-term debt and derivative financial instruments

(in millions of dollars)

	September 30, 2015		December 31, 2014
	Carrying value	Fair value	Carrying value	Fair value
Long-term debt[1,2]	$(3,345.1)	$(3,319.8)	$(2,951.0)	$(3,020.9)
Derivative financial instruments[3]
Early settlement options	4.7	4.7	5.6	5.6
Foreign exchange forward contracts[4]	8.2	8.2	4.2	4.2
Cross-currency interest rate swaps[4]	373.1	373.1	107.0	107.0
[1]	The carrying value of long-term debt excludes adjustments to record changes in the fair value of long-term debt related to hedged interest rate risk, embedded derivatives and financing fees.
[2]	The fair value of long-term debt excludes the fair value of early settlement options, which is presented separately in the table.
[3]

The fair value of the derivative financial instruments designated as hedges is in a net asset position of $381.3 million as of September 30, 2015 (net asset position of $111.2 million as of December 31, 2014).

[4]	The value of foreign exchange forward contracts entered into to lock-in the value of existing hedging positions is netted from the value of the offset financial instruments.

MANAGEMENT DISCUSSION AND ANALYSIS

The gain or loss on valuation and translation of financial instruments for the three months and nine months ended September 30, 2015 and 2014 is summarized in the following table.

Table 7

Gain or loss on valuation and translation of financial instruments

(in millions of dollars)

	Three months ended September 30		Nine months ended September 30
	2015	2014	2015	2014
Gain on embedded derivatives	$–	$(0.1)	$(0.1)	$(0.5)
Gain on reversal of embedded derivative upon debt redemption	–	–	(0.3)	(0.6)
Gain on the ineffective portion of fair value hedge	(2.3)	(0.4)	(3.6)	(2.1)
(Gain) loss on the ineffective portion of cash flow hedges	–	(1.5)	0.7	(1.5)
Loss on derivative financial instruments for which hedge accounting is not used	–	–	–	3.1
	$(2.3)	$(2.0)	$(3.3)	$(1.6)

A gain of $44.7 million was recorded under “Other comprehensive income” in the third quarter of 2015 in relation to cash flow hedging relationships (loss of $0.8 million in the same quarter of 2014). For the nine months ended September 30, 2015, a gain of $25.3 million was recorded (loss of $4.4 million in the corresponding period of 2014).

The fair value of long-term debt in table 6 is estimated based on quoted market prices when available or on valuation models. When the Corporation uses valuation models, the fair value is estimated using discounted cash flows using period-end market yields or the market value of similar instruments with the same maturity.

The fair value of derivative financial instruments recognized on the consolidated balance sheet is estimated as per the Corporation’s valuation models. These models project future cash flows and discount the future amounts to a present value using the contractual terms of the derivative financial instrument and factors observable in external markets data, such as period-end swap rates and foreign exchange rates. An adjustment is also included to reflect non-performance risk impacted by the financial and economic environment prevailing at the date of the valuation, in the recognized measure of the fair value of the derivative financial instruments by applying a credit default premium estimated using a combination of observable and unobservable inputs in the market to the net exposure of the counterparty or the Corporation.

The fair value of early settlement options recognized as embedded derivatives is determined by option pricing models using market inputs, including volatility, discount factors and underlying instruments adjusted implicit interest rate and credit premium.

MANAGEMENT DISCUSSION AND ANALYSIS

Change in accounting estimate

In the second quarter of 2015, the Corporation changed its assessment of the useful life of its spectrum licences. In light of recent spectrum auctions and developments in the telecommunication industry, the Corporation is now of the view that its spectrum licences have an indefinite useful life, based on the following facts:

•	The Corporation intends to renew the spectrum licences and believes that they are likely to be renewed by Industry Canada;

•	The Corporation has the financial and operational ability to renew these spectrum licences;

•	Currently, the competitive, legal and regulatory landscape does not limit the useful lives of the spectrum licences; and

•	The Corporation foresees no limit to the period during which these licences can be expected to generate cash flows in the future.

Accordingly, the Corporation ceased to amortize spectrum licences used in its operations as of April 1, 2015 and no amortization expense was recorded in the second quarter of 2015. The straight-line amortization expense recorded relating to these licences was $13.9 million during the three-month period ended March 31, 2015, $13.9 million during the three-month period ended September 30, 2014 and $41.7 million during the nine-month period ended September 30, 2014.

MANAGEMENT DISCUSSION AND ANALYSIS

Cautionary Statement Regarding Forward-Looking Statement

This quarterly report contains forward-looking statements with respect to our financial condition, results of operations, our business, and certain of our plans and objectives. These forward-looking statements are made pursuant to the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the industries in which we operate as well as beliefs and assumptions made by our management. Such statements include, in particular, statements about our plans, prospects, financial position and business strategies. Words such as “may,” “will,” “expect,” “continue,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “seek,” or the negatives of those terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: our anticipated business strategies; anticipated trends in our business; anticipated reorganizations of any of our businesses, and any related restructuring provisions or impairment charges; and our ability to continue to control costs. We can give no assurance that these estimates and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements include, but are not limited to:

•	our ability to successfully continue developing our network and facilities-based mobile offering;

•	general economic, financial or market conditions;

•	the intensity of competitive activity in the industries in which we operate;

•	new technologies that would change consumer behaviour towards our product suite;

•

unanticipated higher capital spending required to deploy our network or to address continued development of competitive alternative technologies, or the inability to obtain additional capital to continue the development of our business;

•	our ability to implement successfully our business and operating strategies and manage our growth and expansion;

•	disruptions to the network through which we provide our digital television, Internet access, telephony and over-the-top video services, and our ability to protect such services from piracy;

•	labour disputes or strikes;

•	changes in our ability to obtain services and equipment critical to our operations;

•

changes in laws and regulations, or in their interpretation, which could result, among other things, in the loss (or reduction in value) of our licences or markets or in an increase in competition, compliance costs or capital expenditures;

•	our substantial indebtedness, the tightening of credit markets, and the restrictions on our business imposed by the terms of our debt; and

•	interest rate fluctuations that affect a portion of our interest payment requirements on long-term debt.

We caution you that the above list of cautionary statements is not exhaustive. These and other factors are discussed in further detail in the annual report on Form 20-F, under “Item 3. Key information – Risk Factors.” Each of these forward-looking statements speaks only as of the date of this report. We will not update these statements unless securities laws require us to do so. We advise you to consult any documents we may file with or furnish to the U.S. Securities and Exchange Commission (SEC).

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF INCOME

(in thousands of Canadian dollars)

(unaudited)

	Three months ended September 30			Nine months ended September 30
	Note	2015	2014	2015	2014
Revenues
Cable television		$260,181	$264,803	$790,286	$806,660
Internet		231,373	216,149	681,203	638,593
Cable telephony		113,406	118,483	346,518	354,558
Mobile telephony		106,475	75,744	292,121	204,185
Over-the-top video		5,856	3,422	16,637	7,433
Business solutions		17,755	16,218	51,026	48,880
Equipment sales		14,374	11,297	37,113	29,109
Other		2,641	2,559	8,291	7,132
		752,061	708,675	2,223,195	2,096,550

Employee costs	3	83,067	81,839	265,157	253,953
Purchase of goods and services	3	318,692	288,051	923,654	838,108
Depreciation and amortization		150,536	149,938	467,039	443,157
Financial expenses	4	38,923	41,230	124,409	125,810
Gain on valuation and translation of financial instruments	5	(2,275)	(1,996)	(3,313)	(1,571)
Loss on debt refinancing	9	–	–	12,153	21,403
Gain on litigation, restructuring of operations and other special items	6	(136,867)	453	(133,252)	967
Income before income taxes		299,985	149,160	567,348	414,723

Income taxes
Current		25,145	42,704	40,458	75,225
Deferred		41,878	(18,150)	57,563	(11,137)
		67,023	24,554	98,021	64,088

Net income		$232,962	$124,606	$469,327	$350,635
Net income attributable to
Shareholder		$232,947	$124,603	$469,290	$350,630
Non-controlling interests		15	3	37	5

See accompanying notes to condensed consolidated financial statements.

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands of Canadian dollars)

(unaudited)

	Three months ended September 30			Nine months ended September 30
	Note	2015	2014	2015	2014
Net income		$232,962	$124,606	$469,327	$350,635
Other comprehensive income (loss):
Items that may be reclassified to income :
Cash flows hedges:
Gain (loss) on valuation of derivative financial instruments		44,747	(764)	25,318	(4,426)
Deferred income taxes		(10,744)	(6,179)	(19,207)	(4,986)
Reclassification to income:
(Gain) loss related to cash flow hedges	9	–	–	(3,914)	1,640
Deferred income taxes		–	–	1,125	(1,679)

		34,003	(6,943)	3,322	(9,451)
Comprehensive income		$266,965	$117,663	$472,649	$341,184

Comprehensive income attributable to
Shareholder		$266,950	$117,660	$472,612	$341,179
Non-controlling interests		15	3	37	5

See accompanying notes to condensed consolidated financial statements.

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF EQUITY

(in thousands of Canadian dollars)

(unaudited)

	Equity attributable to shareholder
	Capital stock (note 11)	Retained earnings	Accumulated other comprehensive loss (note 13)	Equity attributable to non-controlling interests	Total equity

Balance as of December 31, 2013	$3,401	$826,515	$(9,109)	$943	$821,750

Net income	–	350,630	–	5	350,635

Other comprehensive loss	–	–	(9,451)	–	(9,451)

Dividends	–	(410,000)	–	(155)	(410,155)

Balance as of September 30, 2014	3,401	767,145	(18,560)	793	752,779

Net income	–	69,539	–	18	69,557

Other comprehensive loss	–	–	(28,429)	–	(28,429)
Balance as of December 31, 2014	3,401	836,684	(46,989)	811	793,907

Net income	–	469,290	–	37	469,327

Issuance of capital stock	170,000	–	–	–	170,000

Reduction in paid-up capital	(41,000)	–	–	–	(41,000)

Other comprehensive income	–	–	3,322	–	3,322

Dividends	–	(580,000)	–	–	(580,000)

Balance as of September 30, 2015	$132,401	$725,974	$(43,667)	$848	$815,556

See accompanying notes to condensed consolidated financial statements.

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of Canadian dollars)

(unaudited)

	Three months ended September 30			Nine months ended September 30
	Note	2015	2014	2015	2014

Cash flows related to operating activities
Net income		$232,962	$124,606	$469,327	$350,635
Adjustments for:
Depreciation of fixed assets		134,156	122,036	404,139	361,040
Amortization of intangible assets		16,380	27,902	62,900	82,117
Gain on valuation and translation of financial instruments	5	(2,275)	(1,996)	(3,313)	(1,571)
Amortization of financing costs and long-term debt discount	4	793	1,147	3,019	3,554
Deferred income taxes		41,878	(18,150)	57,563	(11,137)
Loss on debt refinancing	9	–	–	12,153	21,403
Other		762	557	3,888	2,687
		424,656	256,102	1,009,676	808,728
Net change in non-cash balances related to operating activities		(126,062)	82,081	(288,416)	(8,538)
Cash flows provided by operating activities		298,594	338,183	721,260	800,190

Cash flows related to investing activities
Additions to fixed assets		(177,811)	(163,183)	(480,947)	(462,160)
Additions to intangible assets	8	(22,636)	(15,922)	(281,143)	(270,954)
Business acquisition (net of cash acquired)	7	–	–	(35,167)	–
Net proceeds from business disposal		–	–	7,848	–
Other		303	643	2,240	2,528
Cash flows used in investing activities		(200,144)	(178,462)	(787,169)	(730,586)

Cash flows related to financing activities
Net change in bank indebtedness		38,055	–	38,055	–
Net change under revolving credit facility	9	369,669	–	367,716	–
Issuance of long-term debt, net of financing fees	9	370,130	–	370,130	654,475
Issuance of capital stock	11	–	–	170,000	–
Reduction in paid-up capital	11	(41,000)	–	(41,000)	–
Repayment of long-term debt	9	(407,724)	–	(631,726)	(300,803)
Settlement of hedging contracts	9	21,171	–	32,968	(116,833)
Dividends		(500,000)	(45,000)	(580,000)	(410,000)
Other		–	–	–	(182)
Cash flows used in financing activities		(149,699)	(45,000)	(273,857)	(173,343)

Net change in cash and cash equivalents		(51,249)	114,721	(339,766)	(103,739)

Cash and cash equivalents at beginning of period		54,285	104,009	342,802	322,469
Cash and cash equivalents at end of period		$3,036	$218,730	$3,036	$218,730

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(in thousands of Canadian dollars)

(unaudited)

Three months ended September 30			Nine months ended September 30
	2015	2014	2015	2014
Additional information on the consolidated statements of cash flows

Cash and cash equivalents consist of
Cash	$162	$49,241	$162	$49,241
Cash equivalents	2,874	169,489	2,874	169,489
	$3,036	$218,730	$3,036	$218,730

Interest and taxes reflected as operating activities
Cash interest payments	$28,811	$24,473	$110,364	$108,676
Cash income tax payments (net of refunds)	19,832	18,977	110,993	100,963

See accompanying notes to condensed consolidated financial statements.

VIDEOTRON LTD.

CONSOLIDATED BALANCE SHEETS

(in thousands of Canadian dollars)

(unaudited)

	Note	September 30, 2015	December 31, 2014
Assets

Current assets
Cash and cash equivalents		$3,036	$342,802
Accounts receivable		409,454	259,030
Income taxes		3,139	–
Amounts receivable from affiliated corporations		68,550	18,324
Inventories		128,762	79,066
Prepaid expenses		38,834	23,735
Total current assets		651,775	722,957

Non-current assets
Investments	10	2,090,000	1,080,000
Fixed assets	7	3,041,759	3,000,816
Intangible assets	7, 8	1,049,046	830,585
Goodwill	7	448,864	429,252
Derivative financial instruments		435,278	164,859
Other assets		22,889	27,127
Total non-current assets		7,087,836	5,532,639
Total assets		$7,739,611	$6,255,596

VIDEOTRON LTD.

CONSOLIDATED BALANCE SHEETS (continued)

(in thousands of Canadian dollars)

(unaudited)

	Note	September 30, 2015	December 31, 2014

Liabilities and Equity

Current liabilities
Bank indebtedness		$38,055	$–
Accounts payable and accrued charges		343,417	412,917
Amounts payable to affiliated corporations		112,542	49,384
Provisions		50,308	45,744
Deferred revenue		273,885	262,496
Income taxes		–	69,819
Derivative financial instruments		–	902
Current portion of long-term debt	9	10,714	213,688
Total current liabilities		828,921	1,054,950

Non-current liabilities
Long-term debt	9	3,313,525	2,710,852
Subordinated loan from parent corporation	10	2,090,000	1,080,000
Derivative financial instruments		53,940	52,718
Deferred income taxes		552,329	476,317
Other liabilities		85,340	86,852
Total non-current liabilities		6,095,134	4,406,739
Total liabilities		6,924,055	5,461,689

Equity
Capital stock	11	132,401	3,401
Retained earnings		725,974	836,684
Accumulated other comprehensive loss	13	(43,667)	(46,989)
Equity attributable to shareholder		814,708	793,096
Non-controlling interest		848	811
Total equity		815,556	793,907
Total liabilities and equity		$7,739,611	$6,255,596

See accompanying notes to condensed consolidated financial statements.

VIDEOTRON LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three-month and nine-month periods ended September 30, 2015 and 2014

(tabular amounts in thousands of Canadian dollars, except for option data)

(unaudited)

Videotron Ltd. (the “Corporation”) is incorporated under the laws of Quebec and is a wholly owned subsidiary of Quebecor Media Inc. (the parent corporation) and is a subsidiary of Quebecor Inc. (the ultimate parent corporation). The Corporation’s head office and registered office is located at 612, rue Saint-Jacques, Montreal (Quebec), Canada.

The Corporation offers television distribution, Internet, business solutions, cable and mobile telephony and over-the-top video services in Canada and is engaged in the rental of movies and televisual products through its video-on-demand services.

1.	BASIS OF PRESENTATION

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), except that they do not include all disclosures required under IFRS for annual consolidated financial statements. In particular, these consolidated financial statements were prepared in accordance with IAS 34, Interim Financial Reporting, and accordingly, they are condensed consolidated financial statements. These condensed consolidated financial statements should be read in conjunction with the Corporation’s 2014 annual consolidated financial statements, which contain a description of the accounting policies used in the preparation of these financial statements.

These condensed consolidated financial statements were approved for issue by the Board of Directors of the Corporation on November 4th, 2015.

Comparative figures for previous periods have been restated to conform to the presentation adopted for the three-month and nine-month periods ended September 30, 2015.

2.	CHANGE IN ACCOUNTING ESTIMATE

In the second quarter of 2015, the Corporation changed its assessment of the useful life of its spectrum licences. In light of recent spectrum auctions and developments in the telecommunication industry, the Corporation is now of the view that its spectrum licences have an indefinite useful life, based on the following facts:

•	The Corporation intends to renew the spectrum licences and believes that they are likely to be renewed by Industry Canada;

•	The Corporation has the financial and operational ability to renew these spectrum licences;

•	Currently, the competitive, legal and regulatory landscape does not limit the useful lives of the spectrum licences; and

•	The Corporation foresees no limit to the period during which these licences can be expected to generate cash flows in the future.

Accordingly, the Corporation ceased to amortize spectrum licences used in its operations as of April 1, 2015 and no amortization expense was recorded after this date. The straight-line amortization expense recorded relating to these licences was $13.9 million during the three-month period ended March 31, 2015, $13.9 million during the three-month period ended September 30, 2014 and $41.7 million during the nine-month period ended September 30, 2014.

VIDEOTRON LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and nine-month periods ended September 30, 2015 and 2014

(tabular amounts in thousands of Canadian dollars, except for option data)

(unaudited)

3.	EMPLOYEE COSTS AND PURCHASE OF GOODS AND SERVICES

The main components of employee costs and purchase of goods and services are as follows:

	Three months ended September 30		Nine months ended September 30
	2015	2014	2015	2014
Employee costs	$125,550	$118,420	$392,026	$367,864
Less employee costs capitalized to fixed assets and intangible assets	(42,483)	(36,581)	(126,869)	(113,911)
	83,067	81,839	265,157	253,953
Purchase of goods and services
Royalties and rights	104,760	100,900	324,874	315,846
Cost of retail products	66,649	57,455	172,192	134,868
Subcontracting costs	31,756	28,714	89,945	86,592
Marketing and distribution expenses	14,666	16,020	43,888	42,793
Other	100,861	84,962	292,755	258,009
	318,692	288,051	923,654	838,108
	$401,759	$369,890	$1,188,811	$1,092,061

4.	FINANCIAL EXPENSES

	Three months ended September 30		Nine months ended September 30
	2015	2014	2015	2014
Third parties:
Interest on long-term debt	$35,666	$42,012	$116,731	$127,217
Amortization of financing costs and long-term debt discount	793	1,147	3,019	3,554
Loss on foreign currency translation on short-term monetary items	2,503	619	6,031	1,771
Other	31	(1,205)	(1,285)	(2,760)
	38,993	42,573	124,496	129,782
Affiliated corporations:
Interest expense (net of interest income)	56,360	60,751	156,829	180,273
Dividend income (net of dividend expense)	(57,158)	(62,354)	(159,100)	(185,027)
	(798)	(1,603)	(2,271)	(4,754)
Interest on net defined benefit liability	728	260	2,184	782
	$38,923	$41,230	$124,409	$125,810

VIDEOTRON LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and nine-month periods ended September 30, 2015 and 2014

(tabular amounts in thousands of Canadian dollars, except for option data)

(unaudited)

5.	GAIN ON VALUATION AND TRANSLATION OF FINANCIAL INSTRUMENTS

	Three months ended September 30		Nine months ended September 30
	2015	2014	2015	2014
Gain on embedded derivatives	$(25)	$(155)	$(133)	$(466)
Gain on reversal of embedded derivatives upon debt redemption (note 9)	–	–	(336)	(611)
Gain on the ineffective portion of fair value hedges	(2,250)	(383)	(3,581)	(2,114)
(Gain) loss on the ineffective portion of cash flow hedges	–	(1,458)	737	(1,458)
Loss on derivative financial instruments for which hedge accounting is not used	–	–	–	3,078
	$(2,275)	$(1,996)	$(3,313)	$(1,571)

6.	GAIN ON LITIGATION, RESTRUCTURING OF OPERATIONS AND OTHER SPECIAL ITEMS

	Three months ended September 30		Nine months ended September 30
	2015	2014	2015	2014
Gain related to a litigation[1]	$(138,430)	$–	$(138,430)	$–
Restructuring of operations	1,291	453	4,360	967
Other	272	–	818	–
	$(136,867)	$453	$(133,252)	$967

[1]

On March 6, 2015, the Québec Court of Appeal ruled in favour of the Corporation and TVA Group Inc., an affiliated corporation, and ordered Bell ExpressVu Limited Partnership (“Bell ExpressVu”), a subsidiary of Bell Canada, to pay to the Corporation $135.3 million, including interests, for negligence in failing to implement an appropriate security system to prevent piracy of the signals broadcast by its satellite television service between 1999 and 2005, thereby harming its competitors and broadcasters. On October 15, 2015, the Supreme Court of Canada rejected Bell ExpressVu’s application for leave to appeal the judgment. The related gain of $138.4 million was recorded in the third quarter of 2015.

7.	BUSINESS ACQUISITION

On March 11, 2015, the Corporation acquired 4Degrees Colocation inc. and its data center, the largest in Quebec City, for a purchase price of $35.5 million in cash. An amount of $0.2 million was received in June 2015 as an adjustment related to working capital items. The acquisition will enable the Corporation to meet its business customers’ growing technological and hosting needs. The assets acquired are mainly comprised of tangible assets of $11.2 million, intangible assets of $5.1 million and goodwill of $19.6 million.

VIDEOTRON LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and nine-month periods ended September 30, 2015 and 2014

(tabular amounts in thousands of Canadian dollars, except for option data)

(unaudited)

8.	INTANGIBLE ASSETS

2015

On March 6, 2015, the Corporation acquired four AWS-3 licences, covering the province of Quebec and the Ottawa region, at a total price of $31.8 million, for which the Corporation made an initial payment of $6.4 million in the first quarter of 2015 and a final payment of $25.4 million on April 21, 2015. These licences were issued to the Corporation by Industry Canada on April 21, 2015.

On May 12, 2015, the Corporation acquired eighteen 2500MHz licences, covering the province of Quebec, the Ottawa region and the cities of Toronto, Vancouver, Calgary and Edmonton, at a total price of $187.0 million, paid entirely during the second quarter of 2015. These licences were issued to the Corporation by Industry Canada on June 24, 2015.

2014

On February 19, 2014, the Corporation acquired seven 700MHz licences, covering the provinces of Quebec, Ontario (except Northern Ontario), Alberta and British Columbia, at a total price of $233.3 million, for which the Corporation made a cash deposit of $15.9 million in 2013, a $46.7 million payment in the first quarter of 2014 and a final payment of $170.7 million on April 2, 2014. These licences were issued to the Corporation by Industry Canada on April 3, 2014.

9.	LONG-TERM DEBT

On March 11, 2015, the Corporation issued a notice for the redemption of all of its issued and outstanding 6.375% Senior Notes due December 15, 2015, in aggregate principal amount of US$175.0 million, at a redemption price of 100.000% of their principal amount. As a result, a net gain of $1.7 million was recorded in the consolidated statement of income in the first quarter of 2015, including a gain of $1.8 million previously recorded in other comprehensive income. On April 10, 2015, the Senior Notes were redeemed and the related hedging contracts were unwound for a total cash consideration of $204.5 million.

In June 2015, the Corporation amended its $575.0 million secured revolving credit facility to increase its size to $615.0 million and to extend the maturity date to July 2020. The Corporation also entered into a new unsecured revolving credit facility of $350.0 million, maturing in July 2020. The terms and conditions of this new unsecured facility are similar to the terms and conditions of the Corporation’s secured revolving credit facility. As of September 30, 2015, $369.7 million was drawn on the secured revolving credit facilities.

On June 16, 2015, the Corporation issued a notice for the redemption of all of its issued and outstanding 9.125% Senior Notes due April 15, 2018, in aggregate principal amount of US$75.0 million, at a redemption price of 101.521% of their principal amount. As a result, a net loss of $0.2 million was recorded in the consolidated statement of income in the second quarter of 2015, including a gain of $2.1 million previously recorded in other comprehensive income. On July 16, 2015, the Senior Notes were redeemed and the related hedging contracts were unwound for a total cash consideration of $75.9 million.

On June 16, 2015, the Corporation also issued a notice for the redemption of all of its issued and outstanding 7.125% Senior Notes due January 15, 2020, in aggregate principal amount of $300.0 million, at a redemption price of 103.563% of their principal amount. As a result, a loss of $13.6 million was recorded in the consolidated statement of income in the second quarter of 2015. On July 16, 2015, the Senior Notes were redeemed for a total cash consideration of $310.7 million.

On September 15, 2015, the Corporation issued $375.0 million aggregate principal amount of Senior Notes bearing interest at 5.75% and maturing in January 2026, for net proceeds of $370.1 million, net of financing fees of $4.9 million. The Senior Notes are unsecured and contain certain restrictions, including limitations on the Corporation’s ability to incur additional indebtedness, pay dividends and make other distributions. The notes are guaranteed by specific subsidiaries of the Corporation and are redeemable at the option of the Corporation, in whole or in part, at any time prior to September 15, 2020 at a price based on a make-whole formula and at a decreasing premium from September 15, 2020 and thereafter.

VIDEOTRON LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and nine-month periods ended September 30, 2015 and 2014

(tabular amounts in thousands of Canadian dollars, except for option data)

(unaudited)

9.	LONG-TERM DEBT (continued)

Components of long-term debt are as follows:

	September 30, 2015	December 31, 2014
Bank credit facilities	$401,811	$37,500
Senior Notes	2,943,300	2,913,511
Total long-term debt	3,345,111	2,951,011

Change in fair value related to hedged interest rate risk	14,611	8,168
Adjustment related to embedded derivatives	(4,028)	(3,559)
Financing fees, net of amortization	(31,455)	(31,080)
	(20,872)	(26,471)
Less: current portion	(10,714)	(213,688)
	$3,313,525	$2,710,852

10.	SUBORDINATED LOAN FROM PARENT CORPORATION

On February 5, 2015, the Corporation contracted a subordinated loan of $1.01 billion from Quebecor Media Inc., bearing interest at a rate of 10.75%, payable every six months on June 20 and December 20, and maturing on February 5, 2045. On the same day, the Corporation invested the total proceeds of $1.01 billion into 1,010,000 preferred shares, Series B, of 9101-0835 Quebec Inc., a subsidiary of Quebecor Media Inc. These shares carry the right to receive an annual dividend of 10.85%, payable semi-annually. This transaction was carried out for tax consolidation purposes of Quebecor Media Inc. and its subsidiaries.

11.	CAPITAL STOCK

(a)	Authorized capital stock

An unlimited number of common shares, without par value, voting and participating

An unlimited number of preferred shares, Series B, Series C, Series D, Series E, Series F, and Series H, without par value, ranking prior to the common shares with regards to payment of dividends and repayment of capital, non-voting, non-participating, a fixed monthly non-cumulative dividend of 1%, retractable and redeemable.

An unlimited number of preferred shares, Series G, ranking prior to all other shares with regards to payment of dividends and repayment of capital, non-voting, non-participating carrying the rights and restrictions attached to the class as well as a fixed annual cumulative preferred dividend of 11.25%, retractable and redeemable.

VIDEOTRON LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and nine-month periods ended September 30, 2015 and 2014

(tabular amounts in thousands of Canadian dollars, except for option data)

(unaudited)

11.	CAPITAL STOCK (continued)

(b)	Issued and outstanding capital stock

	Common Shares
	Number	Amount
Balance as of December 31, 2014	2,516,829	$3,401
Issuance of capital stock to parent corporation	170,000,000	170,000
Reduction in paid-up capital	–	(41,000)
Balance as of September 30, 2015	172,516,829	$132,401

On June 23, 2015, the Corporation issued 170,000,000 common shares to its parent corporation for a total cash consideration of $170.0 million.

On July 20, 2015 and July 30, 2015, the Corporation reduced its paid-up capital for a cash consideration of $21.0 million and $20.0 million, respectively.

12.	STOCK-BASED COMPENSATION PLANS

Outstanding options

The following table provides details of changes to outstanding options in the stock-based compensation plans in which management of the Corporation participates, for the nine-month period ended September 30, 2015:

	Outstanding options
	Number	Weighted average exercise price
Quebecor Inc.
As of December 31, 2014	50,000	$25.49
Granted	–	–
As of September 30, 2015	50,000	$25.49
Vested options as of September 30, 2015	–	$–

Quebecor Media Inc.
As of December 31, 2014	241,211	$56.20
Transfer	58,750	55.40
Granted	145,000	70.56
Exercised	(56,350)	50.13
As of September 30, 2015	388,611	$62.31
Vested options as of September 30, 2015	54,378	$56.72

VIDEOTRON LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and nine-month periods ended September 30, 2015 and 2014

(tabular amounts in thousands of Canadian dollars, except for option data)

(unaudited)

12.	STOCK-BASED COMPENSATION PLANS (continued)

For the three-month period ended September 30, 2015, a net consolidated charge related to the stock-based compensation plans was recorded in the amount of $0.8 million (a net charge of $0.4 million in 2014). For the nine-month period ended September 30, 2015, a net consolidated charge related to the stock-based compensation plans was recorded in the amount of $1.2 million (a net charge of $0.9 million in 2014).

During the three-month period ended September 30, 2015, 14,250 of the parent corporation’s stock options were exercised for a cash consideration of $0.2 million (none in 2014). During the nine-month period ended September 30, 2015, 56,350 of the parent corporation’s stock options were exercised for a cash consideration of $1.2 million (32,850 stock options for $0.7 million in 2014).

13.	ACCUMULATED OTHER COMPREHENSIVE LOSS

	Cash flow hedges	Defined benefit plans	Total
Balance as of December 31, 2013	$(14,753)	$5,644	$(9,109)
Other comprehensive loss	(9,451)	–	(9,451)
Balance as of September 30, 2014	(24,204)	5,644	(18,560)
Other comprehensive loss	6,599	(35,028)	(28,429)
Balance as of December 31, 2014	(17,605)	(29,384)	(46,989)
Other comprehensive income	3,322	–	3,322
Balance as of September 30, 2015	$(14,283)	$(29,384)	$(43,667)

No significant amount is expected to be reclassified in income over the next 12 months in connection with derivatives designated as cash flow hedges. The balance is expected to reverse over a 8 3/4-year period.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIDEOTRON LTD.

/s/ Hugues Simard
By:	Hugues Simard Senior Vice President and Chief Financial Officer

Date: November 9, 2015